Ex99.28

ROYALTY PURCHASE AGREEMENT

ROUTEMASTER CAPITAL INC.

and

2776234 ONTARIO INC.

September11, 2020

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	1
1.1 Definitions	1
1.2 Headings	5
1.3 Extended Meanings	6
1.4 Statutory References	6
1.5 Accounting Principles	6
1.6 Currency	6
1.7 Consent	6
1.8 Performance on Holidays	6
1.9 Calculation of Time	6
1.10 Third Party Beneficiaries	7
1.11 Schedules	7
ARTICLE 2 PURCHASE AND SALE OF NSR ROYALTY AND GRANT OF OPTION	7
2.1 Purchase and Sale of NSR Royalty	7
2.2 Closing Deliveries and Procedures	7
2.3 The Option
2.4 Right of First Refusal
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE VENDOR	9
3.1 Representations and Warranties of the Vendor	9
3.2 Survival of the Representations, Warranties and Covenants	9
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	10
4.1 Representations and Warranties of the Purchaser	10
4.2 Survival of the Representations and Warranties	10
ARTICLE 5 GENERAL	10
5.1 Further Assurances	10
5.2 Time of the Essence	10
5.3 Fees and Expenses	11
5.4 Benefit of the Agreement	11
5.5 Entire Agreement	11
5.6 Amendments and Waiver	11
5.7 Assignment	11
5.8 Notices	11
5.9 Governing Law	12
5.10 Dispute Resolution	12
5.11 Counterparts and Signatures	13

ROYALTY PURCHASE AGREEMENT

THIS AGREEMENT made as of 11th day of September, 2020; Between:

ROUTEMASTER CAPITAL INC. a corporation incorporated under the laws of the Province of Ontario

(the “Vendor”)
- and -

2776234 ONTARIO INC.., a corporation continued under the laws of the Province of Ontario

(the “Purchaser”)

WHEREAS the Vendor owns (a) a 1.0% net smelter return royalty in respect of the Lithium Properties (the “Lithium NSR Royalty”) and (b) a 2.0% net smelter return royalty in respect of the QMX Properties (the “QMX NSR Royalty” and, together with he Lithium NSR Royalty, the “Royalties”);

AND WHEREAS the Purchaser has agreed to purchase, and the Vendor has agreed to sell, the Royalties in consideration for (a) 404,200 common shares of Brazil Potash Corp. held by the Purchaser and (b) 1,010,500common shares of Flora Growth Corp. held by the Purchaser pursuant to and in accordance with the terms of this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto), the parties hereto hereby covenant and agree as follows:

ARTICLE 1 INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Affiliate” means as to any Person, any other Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with, such Person;

“Agreement” means this agreement and the Schedules attached hereto and all amendments, restatements or replacements made hereto by written agreement between the Parties;

“Applicable Law” or “Law” in respect of any Person, property, transaction or event, means all laws, statutes, treaties, regulations, judgments, notices, approvals, orders and decrees applicable to that Person, property, transaction or event and, in each case having the force of law, all applicable official directives, rules, protocols, consents, approvals, authorizations, guidelines, orders and policies of any Governmental Body having or purporting to have authority over that Person, property, transaction or event;

“Approvals” means all licences, permits, approvals, authorizations, rights (including surface and access rights), privileges, concessions, franchises, clearances, consents, orders and other approvals required to be obtained from any person, including any Governmental Body.

“Business Day” means a day that is not a Saturday, Sunday or any other day that is a statutory holiday or a bank holiday in Toronto, Ontario;

“Claim” means any claim of any nature whatsoever, including any demand, liability, obligation, debt, cause of action, suit, proceeding, judgment, award, assessment, reassessment or notice of determination of Loss;

“Closing” means, collectively, the completion of the sale to, and the purchase by, the Purchaser of the Royalties, the sale and transfer of the Consideration Shares as consideration, and the completion of all other transactions contemplated by this Agreement that are to occur contemporaneously;

“Closing Date” means the date of Closing, being September 11, 2020, or such earlier or later date as may be agreed upon in writing by the Parties;

“Closing Document” means any document delivered at or subsequent to the Closing Time as provided in or pursuant this Agreement;

“Consideration Shares” means (a) 404,200 common shares of Brazil Potash Corp. held by the Purchaser and (b) 1,010,500 common shares of Flora Growth Corp. held by the Purchaser;

“Control” means:

(a)
when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person at the relevant time of shares of such corporation carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation or carrying sufficient rights to elect a majority of the directors of such corporation or the ability of such Person to elect or appoint a majority of the directors or influence their voting through contract, understanding or other arrangement; and

(b)
when applied to the relationship between a Person and a partnership or joint venture, the beneficial ownership by such Person at the relevant time of more than 50% of the ownership interests of the partnership or joint venture in circumstances where it can reasonably be expected that such Person directs the affairs of the partnership or joint venture;

and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person (the “first-mentioned Person”) who Controls a corporation, partnership or joint venture (the “second-mentioned Person”) shall be deemed to Control: (i) a corporation, partnership or a joint venture (the “third- mentioned Person”) which is Controlled by the second-mentioned Person, (ii) a corporation, partnership or joint venture which is controlled by the third-mentioned Person, and (iii) so on;

“Governmental Body” means any national, state, regional, municipal or local government, governmental department, commission, board, bureau, agency, authority or instrumentality, or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, boards, bureaus, arbitrators and arbitration panels, and any authority or other Person controlled by any of the foregoing;

“knowledge”, with respect to the Vendor, means knowledge of any director or officer of the Vendor, and with respect to the Purchaser, means knowledge of any officer or director of the Purchaser, after due inquiry (and each such individual will be deemed to have “knowledge” of a particular fact or other matter if (i) that individual is actually aware of that fact or matter; or (ii) that fact or matter has been received or comes to the attention of that individual under circumstances in which a reasonable person would take cognizance of it), and for greater certainty, where a representation or warranty refers to the knowledge of more than one Party, each such Party is giving such representation and warranty to its own knowledge only and knowledge of one such Party shall not be imputed to any other such Party;

“Lien” means with respect to any property or asset, any security interest, mortgage, pledge, prohibition, injunction, restriction, lien, charge, assignment, option, claim, promise to contract, compromise or other encumbrance or interest of any kind, upon any such property or asset, or upon the income revenue or profits therefrom, including any acquisition of or option to acquire any property or asset upon conditional sale or other title retention agreement, device or arrangement (including any capital lease);

“Lithium NSR Royalty” has the meaning ascribed thereto in the preamble paragraphs hereof;

“Lithium NSR Royalty Agreement” means the net smelter return royalty agreement entered into between the Vendor and the Lithium Royalty Payor dated April 25, 2016, pursuant to which the Lithium Royalty Payor agreed to grant to the Vendor the Lithium Royalty;

“Lithium Properties” means mineral leases, licences, concessions and properties comprising the Diablillos Project (as defined in the Lithium NSR Royalty Agreement), currently known as the Sal de Los Angeles project and as set forth in Schedule C, together with any present or future renewal, extension, modification, substitution, amalgamation, succession, conversion, demise to lease, renaming or variation of any of those mineral claims or additional acquired interests that derive directly from those mineral claims or additional acquired interests (whether granting or conferring the same, similar or any greater rights and whether extending over the same or a greater or lesser domain);

“Lithium Royalty” means the 1.0% net smelter returns royalty granted by the Lithium Royalty Payor to the Vendor in respect of the Lithium Properties pursuant to the Lithium NSR Royalty Agreement;

“Lithium Royalty Payor” means Potasio Y Litio de Argentina S.A., a corporation existing under the laws of Argentina;

“Loss” means any loss, liability, damage, cost or expense suffered or incurred, including the costs and expenses of any assessment, judgment, settlement or compromise relating thereto;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“Person” means an individual, a partnership, a corporation, a Governmental Body, a trustee, any unincorporated organization and the heirs, executors, administrators or other legal representatives of an individual and words importing “Person” have similar meanings;

“Purchaser” has the meaning given to such term in the preamble paragraphs above;

“QMX NSR Royalty” has the meaning ascribed thereto in the preamble paragraphs hereof;

“QMX NSR Royalty Agreement” means the assignment agreement between Forbes & Manhattan, Inc., as assignor, and Alexis Minerals Corporation (as it then was), as assignee, dated July 31, 2003, pursuant to which Alexis Minerals Corporation agreed to grant to Forbes & Manhattan, Inc. the QMX NSR Royalty, as purchased by the Vendor pursuant to the royalty purchase agreement between the Vendor and Forbes & Manhattan, Inc. dated as of April 5, 2017;

“QMX Properties” means mineral leases, concessions and properties comprising the Property (as defined in the QMX NSR Royalty Agreement) and as set forth on Schedule D together with any present or future renewal, extension, modification, substitution, amalgamation, succession, conversion, demise to lease, renaming or variation of any of those mineral claims or additional acquired interests that derive directly from those mineral claims or additional acquired interests (whether granting or conferring the same, similar or any greater rights and whether extending over the same or a greater or lesser domain);

“QMX Royalty” means the 2.0% net smelter returns royalty granted by QMX Royalty Payor to Forbes & Manhattan, Inc., as subsequently assigned to the Vendor, in respect of the QMX Properties pursuant to the QMX NSR Royalty Agreement;

“QMX Royalty Payor” means QMX Gold Corporation (previously named Alexis Minerals Corporation), a corporation existing under the laws of the Province of Ontario;

“Subsidiaries” means a Person that is Controlled directly or indirectly by another Person and includes a subsidiary of that subsidiary;

“Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Body, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Third Party” means any Person other than a Party or an Affiliate of a Party;

“Third Party Claim” means any Claim asserted by a Third Party against an Indemnified Party;

“Time of Closing” means 9:00 a.m. (Toronto time) on the Closing Date, or such earlier time that may be agreed to by the Parties; and

“Vendor” has the meaning given to such term in the preamble paragraphs above.

1.2	Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “hereof, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.3	Extended Meanings

In this Agreement, words importing the singular number only include the plural and vice versa, words importing any gender include all genders. The term “includes” or “including” means “including without limiting the generality of the foregoing”.

1.4	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.5	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made in accordance with generally accepted accounting principles, such reference shall be deemed to be to International Financial Reporting Standards and from time to time approved by the International Accounting Standards Board or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles.

1.6	Currency

Unless otherwise indicated, all references to currency herein are to lawful money of Canada.

1.7	Consent

Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

1.8	Performance on Holidays

If any action is required to be taken pursuant to this Agreement on or by a specified date that is not a Business Day, then such action will be valid if taken on or by the next Business Day.

1.9	Calculation of Time

In this Agreement, a period of days will be deemed to begin on the first day after the event that began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period will terminate at 5:00 p.m. (Toronto time) on the next Business Day.

1.10	Third Party Beneficiaries

Nothing in this Agreement or in any Closing Document is intended or by implication to, or shall, confer upon any Person (other than the Parties) any rights or remedies of any kind.

1.11	Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule “A” – Representations and Warranties of the Vendor Schedule “B” – Representations and Warranties of the Purchaser Schedule “C” – Lithium Properties
Schedule “D” – QMX Properties

Capitalized terms used but not otherwise defined in the Schedules have the meanings given to them in this Agreement.

ARTICLE 2
PURCHASE AND SALE OF ROYALTIES

2.1	Purchase and Sale of Royaliesy

2.1.1
The Vendor hereby agrees to sell and deliver to the Purchaser, and the Purchaser hereby agrees to purchase and acquire from the Vendor, free and clear of any Liens, the Royalties in consideration for the delivery by the Purchaser to the Vendor of the Consideration Shares.

2.1.2
The Vendor shall pay directly to the appropriate taxing authorities, all taxes payable directly or indirectly in connection with this Agreement and the completion of the transactions herein, including, without limitation, any federal or provincial transfer, documentary, sales, excise, customs, use, registration, recording, land transfer, conveyancing and notarial taxes, duties, fees and costs or any other imposts and assessments (exclusive of income taxes) eligible in respect of the transaction contemplated by this Agreement. In the event that the Purchaser is required to pay or remit any such taxes, duties, fees, costs or other imposts or assessments after the Closing Date, the Vendor shall indemnify and save the Purchaser harmless in respect of the same.

2.2	Closing Deliveries and Procedures

2.2.1	The Closing will take place at the Time of Closing at the offices of the Purchaser in Toronto, Ontario, or at such other place as may be agreed upon by the Parties.

2.2.2
At the Closing, the Vendor shall deliver to the Purchaser the following closing documents (“Closing Documents”), dated as of the Closing Date, each in form and substance satisfactory to the Purchaser, acting reasonably:

(a)
a certificate an officer of the Vendor dated as of the Closing Date, in form and substance reasonably satisfactory to the Purchaser, from the Vendor, as to: (a) its constating documents; (b) a resolution of the board of directors of the Vendor authorizing the execution and delivery of this Agreement and the completion of the transactions contemplated hereby; and (c) incumbency signatures of the signatories of the Vendor executing this Agreement or any of the Closing Documents;

(b)
a certificate of an officer of the Vendor, addressed to the Purchaser and dated as of the Closing Date, certifying for and on behalf of the Vendor and not in the officer’s personal capacity that, to the knowledge of the person signing such certificate, after having made due and relevant inquiry:

(i)
all of the representations and warranties of the Vendor made in or pursuant to this Agreement are true and correct as of the date of this Agreement and are true and correct as at the Closing Date with the same effect as if made on and as of the Closing Date;

(ii)	the Vendor has complied with or performed all of the obligations, covenants and agreements under this Agreement to be complied with or performed by the Vendor on or before the Closing Date;

(iii)
no order or judgment of any court or any Governmental Body shall have been issued or made and no legal or regulatory requirement shall remain to be satisfied, in either case that has the effect of making void, unlawful or otherwise prohibiting the creation, grant or delivery of the Royalties or any portion thereof as contemplated herein;

(iv)	no action or proceeding is pending or threatened by any person to enjoin, restrict or prohibit the sale and delivery of the Royalties;

(v)
no change, effect, event, development, occurrence or state of facts or combination thereof that is, or would be, material and adverse to the Lithium Properties or the QMX Properties, has occurred since December 31, 2019; and

(vi)	incumbency signatures of the signatories of the Vendor executing this Agreement or any of the Closing Documents;

(c)
an opinion of the Vendor’s counsel addressed to the Purchaser dated the Closing Date and satisfactory to counsel for the Purchaser, acting reasonably, that the Royalties are in good standing and duly registered; and

(d)
such other instruments of sale, transfer, conveyance, assignment or delivery, in registrable form or otherwise, in respect of the Royalties as the Purchaser may reasonably require to assure the full and effective sale and delivery of the Royalties to the Purchaser, as contemplated in this Agreement.

2.2.3	At the Closing, the Purchaser shall deliver to the Vendor the following Closing Documents, dated as of the Closing Date, each in form and substance satisfactory to the Vendor, acting reasonably:

(a)	certificates, registered in accordance with the instructions of the Vendor, representing the Consideration Shares;

(b)
an officer’s certificate of the Purchaser, dated as of the Closing Date, in form and substance reasonably satisfactory to the Vendor, from the Purchaser, as to: (a) its constating documents; (b) a resolution of the board of directors of the Vendor authorizing the execution and delivery of this Agreement and the completion of the transactions contemplated hereby; (c) a resolution of the shareholders of the Purchaser authorizing the purchase of the Royalties, sale of the Consideration Shares to the Vendor; and (d) incumbency signatures of the signatories of the Purchaser executing this Agreement or any of the Closing Documents;

(c)
an opinion of counsel addressed to the Vendor dated the Closing Date and satisfactory to counsel for the Vendor, acting reasonably, relating to standard corporate matters of and the issue and delivery of the Consideration Shares; and

(d)
such other instruments or documents, in registrable form or otherwise, in respect of the Royalties as the Vendor may reasonably require to assure the completion of the transactions contemplated by this Agreement, as contemplated in this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE VENDOR

3.1	Representations and Warranties of the Vendor

The Vendor, acknowledging that the Purchaser is entering into this Agreement in reliance thereon, makes the representations and warranties set out in Schedule “A” hereto.

3.2	Survival of the Representations, Warranties and Covenants

3.2.1
The representations and warranties of the Vendor set forth in this Agreement shall survive the completion of the transactions herein provided for and shall continue for the benefit of the Purchaser for the following periods notwithstanding such completion and any inspections or inquiries made by or on behalf of the Purchaser:

(a)
the representations and warranties set out in Schedule “A”, save for the representations or warranties described below in this Section 3.2.1, shall survive for a period of one year from the Closing Date; and

(b)	the representations or warranties with respect to title to the Lithium Properties and the QMX Properties in Schedule “A” shall survive indefinitely.

3.2.2
For greater certainty, the expiry of the survival period applicable to a representation or warranty shall be without prejudice to any Claim for indemnification based on any inaccuracy or misrepresentation in such representation or warranty made prior to such expiry pursuant to this Agreement.

3.2.3
The covenants of the Vendor set out in this Agreement that have not been fully performed at or prior to the Time of Closing shall survive the completion of the transactions herein provided for and notwithstanding such completion shall continue in full force and effect for the benefit of the Vendor in accordance with the terms thereof.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1	Representations and Warranties of the Purchaser

The Purchaser, acknowledging that the Vendor is entering into this Agreement in reliance thereon, makes the representations and warranties set out in Schedule “B” hereto.

4.2	Survival of the Representations and Warranties

4.2.1	The representations and warranties of the Purchaser set out in Schedule “B” shall survive for a period of one year from the Closing Date.

4.2.2
For greater certainty, the expiry of the survival period applicable to a representation or warranty shall be without prejudice to any Claim for indemnification based on any inaccuracy or misrepresentation in such representation or warranty made prior to such expiry pursuant to this Agreement.

ARTICLE 5 GENERAL

5.1	Further Assurances

Each of the Parties shall from time to time execute and deliver all such further documents and instruments and do all acts and things as any other Party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

5.2	Time of the Essence

Time shall be of the essence of this Agreement.

5.3	Fees and Expenses

Any costs and expenses arising from the transactions contemplated by this Agreement. shall be borne by the Party who incurred such costs and expenses.

5.4	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.

5.5	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect hereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

5.6	Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by the Parties and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

5.7	Assignment

This Agreement may not be assigned by a Party without the written consent of the other Party, except to an Affiliate of the assigning Party, provided that such Affiliate enters into a written agreement with the other Party to be bound by the provisions of this Agreement in all respects and to the same extent as the assigning Party is bound and provided that the assigning Party shall continue to be bound by all the obligations hereunder as if such assignment had not occurred and perform such obligations to the extent that such Affiliate fails to do so.

5.8	Notices

Any notice, demand, consent or other communication (“Notice”) given or made under this Agreement:

(a)	must be in writing and signed by a person duly authorised by the sender;

(b)	must be delivered to the intended recipient by hand or by courier to the address below or the address last notified by the intended recipient to the sender:
(i)	to the Purchaser: Routemaster Capital Inc.
65 Queen Street West, Suite 800
Toronto, Ontario
M5H 2M5
Attention: President

(ii)	to the Vendor: 2776234 Ontario Inc.
65 Queen Street West, Suite 800
Toronto, Ontario
   M5H 2M5
  Attention: President
(c)	Any notice will be deemed to have been given and received:

(i)
if personally delivered, then on the day of personal service to the recipient party, provided that if such date is a day other than a Business Day such notice will be deemed to have been given and received on the first Business Day following the date of personal service;

(ii)	if by pre-paid registered mail, then the first Business Day, after the expiration of five (5) days following the date of mailing; or

(iii)
if sent by facsimile transmission or e-mail and successfully transmitted prior to 5:00 pm on a Business Day where the recipient is located, then on that Business Day, and if transmitted after 5:00 pm on a Business Day where the recipient is located or on the day that is not a Business Day where the recipient is located, then on the first Business Day following the date of transmission.

(d)	A Party may at any time change its address for future Notices hereunder by Notice in accordance with this Section.

5.9	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, other than any conflicts of law principles.

5.10	Dispute Resolution

Any dispute, controversy or claim between the Vendor and the Purchaser arising out of or relating to this Agreement, or the execution, interpretation, breach, termination, or invalidity thereof, shall be determined by the courts of the Province of Ontario.

5.11	Counterparts and Signatures

This Agreement may be executed in two or more counterparts (including counterparts delivered by facsimile or electronic mail), all of which, taken together, shall be regarded as one and the same Agreement. Counterparts may be delivered by facsimile or electronic mail and the Parties adopt any signatures received by facsimile or electronic mail as original signatures of the Parties, provided, however, that any Party providing its signature in such a manner shall promptly forward to the other Parties an original of the signed signature page of this Agreement which was so sent by fax or electronic mail.

IN WITNESS WHEREOF the parties have caused this Royalty Purchase Agreement to be executed and delivered as of the date first set forth above.

ROUTEMASTER CAPITAL INC.

By: /s/ Fred Leigh
Name: Fred Leigh
Title:  Chief Executive Officer

2776234 ONTARIO INC.

By: /s/ Wen Ye
Name: Wen Ye
Title:   Chief Executive Officer

SCHEDULE “A” REPRESENTATIONS AND WARRANTIES
OF THE VENDOR

The Vendor hereby represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	The Vendor is a company duly incorporated and validly existing under the laws of the Province of Ontario and is up to date in all material respects with filings required by law.

(b)
All requisite corporate acts and proceedings have been done and taken by the Vendor, including obtaining all requisite board of directors’ approval, with respect to the entering into of this Agreement and performing each of its obligations hereunder.

(c)	The Vendor is the owner of the Royalties.

(d)
The Vendor owns its right, title and interest in the QMX NSR Royalty free and clear of all Liens and the interest in the QMX NSR Royalty to be sold, assigned, transferred and conveyed to the Purchaser hereunder shall be sold, assigned, transferred and conveyed by the Vendor to the Purchaser free and clear of all Liens. To the knowledge of the Vendor, the QMX Royalty Payor is not in default in any material respect of any of the provisions of the QMX NSR Royalty Agreement.

(e)
The Vendor owns its right, title and interest in the Lithium NSR Royalty free and clear of all Liens and the interest in the Lithium NSR Royalty to be sold, assigned, transferred and conveyed to the Purchaser hereunder shall be sold, assigned, transferred and conveyed by the Vendor to the Purchaser free and clear of all Liens. To the knowledge of the Vendor, the Lithium Royalty Payor is not in default in any material respect of any of the provisions of the Lithium NSR Royalty Agreement.

(f)	The Vendor has the requisite corporate power, capacity and authority to enter into this Agreement, and to perform each of its obligations hereunder.

(g)	This Agreement and the exercise of the Vendor’s rights and performance of its obligations hereunder do not and will not:

(i)	conflict with any material agreement, mortgage, bond or other instrument to which the Vendor is a party or which is binding on their assets,

(ii)	conflict with the constating or constitutive documents of the Vendor, or

(iii)	conflict with or violate any Applicable Law in any material respect.

(h)	No Approvals are required to be obtained by the Vendor in connection with the execution and delivery or the performance by the Vendor of this Agreement or the transactions contemplated hereby.

(i)	This Agreement has been duly and validly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

(j)
There are no material claims, actions, suits, arbitrations, inquiries, investigations or proceedings against the Vendor relating to or affecting the Properties for which process has been officially served, in accordance with requisite laws, nor to the knowledge of the Vendor, are any of the same pending or threatened.

(k)
There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of the Vendor, threatened against the Vendor, before any court, administrative, regulatory or similar agency or tribunal.

(l)
No person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Royalties, other than as provided in the QMX NSR Royalty Agreement and the Lithium NSR Royalty Agreement.

(m)	The Vendor is an “accredited investor”, as such term is defined under Ontario securities laws.

(n)
The Vendor has no liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated hereunder for which the Purchaser could become liable or obligated.

SCHEDULE “B” REPRESENTATIONS AND WARRANTIES OF THE
PURCHASER

The Purchaser hereby represents and warrants to the Vendor as follows and acknowledges that the Vendor is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	The Purchaser is a company duly continued and validly existing under the laws of the Province of Ontario and is up to date in all material respects with all filings required by law.

(b)
All requisite corporate acts and proceedings have been done and taken by the Purchaser, including obtaining all requisite board of directors’ approval, with respect to entering into this Agreement and performing its obligations hereunder.

(c)	The Purchaser has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder.

(d)
This Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not (1) conflict with any material agreement, mortgage, bond or other instrument to which the Purchaser is a party or which is binding on its assets, (2) conflict with its constating or constitutive documents, or (3) conflict with or violate any applicable law in any material respect.

(e)
This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms.

(f)
There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of the Purchaser, threatened against the Purchaser, before any court, administrative, regulatory or similar agency or tribunal.

(g)	The sale of the Consideration Shares will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Purchaser or to which the Purchaser is subject.

(h)
Prior to the Time of Closing, all necessary corporate action shall have been taken to authorize the sale of the Consideration Shares and the delivery of certificates representing the Consideration Shares.

The Purchaser has not approved or entered into any agreement in respect of (i) the purchase of material assets or any interest therein or the sale, transfer or other disposition of any material portion of its assets or any interest therein currently owned, directly or indirectly, by the Purchaser whether by asset sale, transfer of shares or otherwise; or (ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Purchaser or otherwise) of the Purchaser.

SCHEDULE “C” LITHIUM PROPERTIES

Environmental Licence
-
Resolution Nr. 15/2014. Approval of Environmental Impact Affidavit for mines “San Jorge”, “San Martín”, “San Andrés”, “Santo Domingo”, “Coral”, “Grupo Minero Diablillos”, “Chinchillas”, “La Entrerriana”, “Zorro II” and the Camp easement.

-	Resolution Nr. 214/2014. Approval of Environmental Impact Affidavit for mines “Nuestra Señora de Luján”; “San Atilio”, “La Petisa”, “Angélica” and “Ratonex II”.

Surface Rights
-	Solicitud Parque Industrial Salar de Pocitos and Registro de Seguimiento de Tramite (300 Ha)

Mining Concessions
Mine	Has.	Owner	Licences	Contract
Angélica	100,00	Subsidiary		Public Deed Nr. 275
San Atilio	100,00		Usufruct right on 100% of the solid borates held by Santiago Saenz S.A.	Public Deed Nr. 276
Nuestra Señora del Luján	100,00		Usufruct right on 40% of the solid borates held by Colorado S.A. and 60% held by Santiago Saenz S.A.
La Petisa	246,50			Public Deed Nr. 12
Zorro I	165,00
Zorro II	975,00
Santa Maflo	1.500,00
Ratonex II	2.170,00	Subsidiary		Judgment passed by Mining and Commercial Court on April 24th, 2014.
Aegyr	100,00	Borax	Usufruct right held by Subsidiary as established by Diablillos Mining Licence and Diablillos Option Agreement	Public Deed Nr. 9
Chinchillas	200,00
Consuelo	100,00
Coral	100,00
Esperanza	100,00
La Entrerriana	200,00
La Pichunga	100,00
La Tosca 1 y 2	200,00
Odin y Thor	100,00
San Andrés	100,00
San Felipe	100,00
San Jorge	100,00
San José	100,00
San Juan	100,00
San Marcelo	100,00
San Martín	100,00

San Miguel	100,00
San Pablo	100,00
San Pedro	100,00
Santa Rosa	100,00
Santiago	100,00
Santo Domingo	200,00
Santo Tomás	100,00
Sol Argentino	100,00

SCHEDULE “D” QMX PROPERTIES
DESCRIPTION OF MINING LEASES:

3 Mining Leases located in the township of Bourlamaque, Province of Québec, and all located in the Registration Division of Abitibi, more fully described as follows:

Ownership	Owner	Number	Hectares
100%	QMX Gold Inc.	BM0739	80,17
100%	QMX Gold Inc.	BM0801	70,73
100%	QMX Gold Inc.	BM0873	100

DESCRIPTION OF MINING CONCESSIONS:

3 Mining Concessions located in the township of Bourlamaque in the Province of Québec, and all located in the Registration Division of Abitibi, more fully described as follows:

Ownership	Owner	Number	Hectares
100%	QMX Gold Inc.	CM0300	40,35
100%	QMX Gold Inc.	CM0428	76,93
100%	QMX Gold Inc.	CM0450	30,8

DESCRIPTION OF MINING CLAIMS

537 Mining Claims located in the townships of Bourlamaque, Louvicourt and Vauquelin each in the Province of Québec, and all located in the Registration Division of Abitibi, more fully described as follows:

Ownership	Owner		Title	Number	Hectares
100%	QMX Gold Inc.	CDC		2431025		11,48
100%	QMX Gold Inc.	CDC		2431026		31,75
100%	QMX Gold Inc.	CDC		2431047		34,58
100%	QMX Gold Inc.	CDC		2431048		38,86
100%	QMX Gold Inc.	CDC		2431046		32,22
100%	QMX Gold Inc.	CDC		2431024		8,77
100%	QMX Gold Inc.	CDC		2430876		57,49
100%	QMX Gold Inc.	CDC		2431066		37,47
100%	QMX Gold Inc.	CDC		2430811		57,51
100%	QMX Gold Inc.	CDC		2430819		57,5
100%	QMX Gold Inc.	CDC		2430820		57,5
100%	QMX Gold Inc.	CDC		2430821		57,5
100%	QMX Gold Inc.	CDC		2430822		57,5

Ownership	Owner		Title	Number	Hectares
100%	QMX Gold Inc.	CDC		2430823		57,5
100%	QMX Gold Inc.	CDC		2431032		34,64
100%	QMX Gold Inc.	CDC		2431064		49,2
100%	QMX Gold Inc.	CDC		2430824		57,5
100%	QMX Gold Inc.	CDC		2430884		57,5
100%	QMX Gold Inc.	CDC		2430813		57,51
100%	QMX Gold Inc.	CDC		2430825		57,5
100%	QMX Gold Inc.	CDC		2430775		57,5
100%	QMX Gold Inc.	CDC		2431065		29,81
100%	QMX Gold Inc.	CDC		2431029		48,45
100%	QMX Gold Inc.	CDC		2431028		56,89
100%	QMX Gold Inc.	CDC		2430818		57,5
100%	QMX Gold Inc.	CDC		2430817		57,5
100%	QMX Gold Inc.	CDC		2430812		57,51
100%	QMX Gold Inc.	CDC		2430815		57,51
100%	QMX Gold Inc.	CDC		2431030		45,51
100%	QMX Gold Inc.	CDC		2430814		57,51
100%	QMX Gold Inc.	CDC		2431031		49,89
100%	QMX Gold Inc.	CDC		2430829		57,49
100%	QMX Gold Inc.	CDC		2430828		57,49
100%	QMX Gold Inc.	CDC		2430826		57,49
100%	QMX Gold Inc.	CDC		2430827		57,49
100%	QMX Gold Inc.	CDC		2430885		57,49
100%	QMX Gold Inc.	CDC		2431033		40,57
100%	QMX Gold Inc.	CDC		2431071		23,57
100%	QMX Gold Inc.	CDC		2431052		10,28
100%	QMX Gold Inc.	CDC		2431051		38,83
100%	QMX Gold Inc.	CDC		2431060		50,01
100%	QMX Gold Inc.	CDC		2431061		43,24
100%	QMX Gold Inc.	CDC		2431062		15,22
100%	QMX Gold Inc.	CDC		2431063		28,7
100%	QMX Gold Inc.	CDC		2431068		0,12
100%	QMX Gold Inc.	CDC		2431073		49,39
100%	QMX Gold Inc.	CDC		2431075		55,98
100%	QMX Gold Inc.	CDC		2431076		41,73
100%	QMX Gold Inc.	CDC		2431077		54,61
100%	QMX Gold Inc.	CDC		2431078		31,88
100%	QMX Gold Inc.	CDC		2431079		31,22
100%	QMX Gold Inc.	CDC		2431081		40,98
100%	QMX Gold Inc.	CDC		2431050		55,88
100%	QMX Gold Inc.	CDC		2431080		27,51
100%	QMX Gold Inc.	CDC		2430942		57,43

Ownership	Owner		Title	Number	Hectares
100%	QMX Gold Inc.	CDC		2431102		12,1
100%	QMX Gold Inc.	CDC		2430934		57,43
100%	QMX Gold Inc.	CDC		2431082		40,9
100%	QMX Gold Inc.	CDC		2430936		57,43
100%	QMX Gold Inc.	CDC		2430937		57,43
100%	QMX Gold Inc.	CDC		2430938		57,43
100%	QMX Gold Inc.	CDC		2430939		57,43
100%	QMX Gold Inc.	CDC		2430935		57,43
100%	QMX Gold Inc.	CDC		2430941		57,43
100%	QMX Gold Inc.	CDC		2431045		6,28
100%	QMX Gold Inc.	CDC		2430943		57,43
100%	QMX Gold Inc.	CDC		2430944		57,43
100%	QMX Gold Inc.	CDC		2430945		57,43
100%	QMX Gold Inc.	CDC		2431035		33,64
100%	QMX Gold Inc.	CDC		2431044		2,01
100%	QMX Gold Inc.	CDC		2430940		57,43
100%	QMX Gold Inc.	CDC		2430832		57,49
100%	QMX Gold Inc.	CDC		2431104		12,19
100%	QMX Gold Inc.	CDC		2431105		12,22
100%	QMX Gold Inc.	CDC		2431106		12,25
100%	QMX Gold Inc.	CDC		2431107		12,28
100%	QMX Gold Inc.	CDC		2431108		12,3
100%	QMX Gold Inc.	CDC		2431109		12,32
100%	QMX Gold Inc.	CDC		2430816		57,5
100%	QMX Gold Inc.	CDC		2431100		12,25
100%	QMX Gold Inc.	CDC		2430831		57,49
100%	QMX Gold Inc.	CDC		2431101		12,1
100%	QMX Gold Inc.	CDC		2430836		57,48
100%	QMX Gold Inc.	CDC		2431034		49,49
100%	QMX Gold Inc.	CDC		2431036		40,25
100%	QMX Gold Inc.	CDC		2431059		57,24
100%	QMX Gold Inc.	CDC		2431067		56,3
100%	QMX Gold Inc.	CDC		2431110		16,94
100%	QMX Gold Inc.	CDC		2430830		57,49
100%	QMX Gold Inc.	CDC		2431084		55,26
100%	QMX Gold Inc.	CDC		2431085		53,07
100%	QMX Gold Inc.	CDC		2431089		49,8
100%	QMX Gold Inc.	CDC		2431103		12,15
100%	QMX Gold Inc.	CDC		2431092		32,18
100%	QMX Gold Inc.	CDC		2431072		33,93
100%	QMX Gold Inc.	CDC		2431095		10,48
100%	QMX Gold Inc.	CDC		2431097		2,31

Ownership	Owner		Title	Number	Hectares
100%	QMX Gold Inc.	CDC		2431098		12,57
100%	QMX Gold Inc.	CDC		2431099		12,41
100%	QMX Gold Inc.	CDC		2430933		57,44
100%	QMX Gold Inc.	CDC		2431083		40,82
100%	QMX Gold Inc.	CDC		2431091		23,03
100%	QMX Gold Inc.	CDC		2430872		57,47
100%	QMX Gold Inc.	CDC		2430863		57,47
100%	QMX Gold Inc.	CDC		2430864		57,47
100%	QMX Gold Inc.	CDC		2430865		57,47
100%	QMX Gold Inc.	CDC		2430866		57,47
100%	QMX Gold Inc.	CDC		2430867		57,47
100%	QMX Gold Inc.	CDC		2430868		57,47
100%	QMX Gold Inc.	CDC		2430869		57,47
100%	QMX Gold Inc.	CDC		2430894		57,46
100%	QMX Gold Inc.	CDC		2430871		57,47
100%	QMX Gold Inc.	CDC		2430860		57,47
100%	QMX Gold Inc.	CDC		2430873		57,47
100%	QMX Gold Inc.	CDC		2430874		57,47
100%	QMX Gold Inc.	CDC		2430875		57,48
100%	QMX Gold Inc.	CDC		2430890		57,46
100%	QMX Gold Inc.	CDC		2430892		57,46
100%	QMX Gold Inc.	CDC		2430893		57,46
100%	QMX Gold Inc.	CDC		2430870		57,47
100%	QMX Gold Inc.	CDC		2430839		57,48
100%	QMX Gold Inc.	CDC		2430776		57,47
100%	QMX Gold Inc.	CDC		2430837		57,48
100%	QMX Gold Inc.	CDC		2430838		57,48
100%	QMX Gold Inc.	CDC		2430862		57,47
100%	QMX Gold Inc.	CDC		2308802		0,1
100%	QMX Gold Inc.	CDC		2430861		57,47
100%	QMX Gold Inc.	CDC		2430840		57,48
100%	QMX Gold Inc.	CDC		2430841		57,48
100%	QMX Gold Inc.	CDC		2430842		57,48
100%	QMX Gold Inc.	CDC		2430843		57,48
100%	QMX Gold Inc.	CDC		2430844		57,48
100%	QMX Gold Inc.	CDC		2430845		57,48
100%	QMX Gold Inc.	CDC		2430859		57,47
100%	QMX Gold Inc.	CDC		2430891		57,46
100%	QMX Gold Inc.	CDC		2308801		0,44
100%	QMX Gold Inc.	CDC		2430923		57,44
100%	QMX Gold Inc.	CDC		2430914		57,45
100%	QMX Gold Inc.	CDC		2430895		57,46

Ownership	Owner		Title	Number	Hectares
100%	QMX Gold Inc.	CDC		2430889		57,46
100%	QMX Gold Inc.	CDC		2430918		57,44
100%	QMX Gold Inc.	CDC		2430919		57,44
100%	QMX Gold Inc.	CDC		2430920		57,44
100%	QMX Gold Inc.	CDC		2430913		57,45
100%	QMX Gold Inc.	CDC		2430922		57,44
100%	QMX Gold Inc.	CDC		2430915		57,45
100%	QMX Gold Inc.	CDC		2430924		57,44
100%	QMX Gold Inc.	CDC		2430925		57,44
100%	QMX Gold Inc.	CDC		2430926		57,44
100%	QMX Gold Inc.	CDC		2430927		57,44
100%	QMX Gold Inc.	CDC		2430928		57,44
100%	QMX Gold Inc.	CDC		2430929		57,44
100%	QMX Gold Inc.	CDC		2430930		57,44
100%	QMX Gold Inc.	CDC		2430921		57,44
100%	QMX Gold Inc.	CDC		2430901		57,46
100%	QMX Gold Inc.	CDC		2430896		57,46
100%	QMX Gold Inc.	CDC		2430897		57,46
100%	QMX Gold Inc.	CDC		2430898		57,46
100%	QMX Gold Inc.	CDC		2430900		57,46
100%	QMX Gold Inc.	CDC		2430912		57,45
100%	QMX Gold Inc.	CDC		2430902		57,45
100%	QMX Gold Inc.	CDC		2430903		57,45
100%	QMX Gold Inc.	CDC		2430910		57,45
100%	QMX Gold Inc.	CDC		2430899		57,46
100%	QMX Gold Inc.	CDC		2430911		57,45
100%	QMX Gold Inc.	CDC		2431074		57,4
100%	QMX Gold Inc.	CDC		2430909		57,45
100%	QMX Gold Inc.	CDC		2430908		57,45
100%	QMX Gold Inc.	CDC		2430907		57,45
100%	QMX Gold Inc.	CDC		2430906		57,45
100%	QMX Gold Inc.	CDC		2430905		57,45
100%	QMX Gold Inc.	CDC		2430904		57,45
100%	QMX Gold Inc.	CDC		2431112		5,35
100%	QMX Gold Inc.	CDC		2430774		57,53
100%	QMX Gold Inc.	CDC		2430995		19,71
100%	QMX Gold Inc.	CDC		2432851		36,26
100%	QMX Gold Inc.	CDC		2432857		57,53
100%	QMX Gold Inc.	CDC		2432912		57,53
100%	QMX Gold Inc.	CDC		2432913		55,4
100%	QMX Gold Inc.	CDC		2432892		57,54
100%	QMX Gold Inc.	CDC		2432895		57,54

Ownership	Owner		Title	Number	Hectares
100%	QMX Gold Inc.	CDC		2432898		57,54
100%	QMX Gold Inc.	CDC		2432916		57,53
100%	QMX Gold Inc.	CDC		2432922		57,54
100%	QMX Gold Inc.	CDC		2430800		57,53
100%	QMX Gold Inc.	CDC		2430802		57,53
100%	QMX Gold Inc.	CDC		2430801		57,53
100%	QMX Gold Inc.	CDC		2431015		26,44
100%	QMX Gold Inc.	CDC		2431014		16,6
100%	QMX Gold Inc.	CDC		2430879		57,53
100%	QMX Gold Inc.	CDC		2431016		54,37
100%	QMX Gold Inc.	CDC		2430998		48,33
100%	QMX Gold Inc.	CDC		2432888		21,25
100%	QMX Gold Inc.	CDC		2432920		5,61
100%	QMX Gold Inc.	CDC		2432904		19,6
100%	QMX Gold Inc.	CDC		2432903		57,54
100%	QMX Gold Inc.	CDC		2432897		55,13
100%	QMX Gold Inc.	CDC		2432890		2,7
100%	QMX Gold Inc.	CDC		2432885		39,74
100%	QMX Gold Inc.	CDC		2432865		21,21
100%	QMX Gold Inc.	CDC		2432850		5,02
100%	QMX Gold Inc.	CDC		2432848		0,27
100%	QMX Gold Inc.	CDC		2432844		17,13
100%	QMX Gold Inc.	CDC		2432836		57,54
100%	QMX Gold Inc.	CDC		2432837		57,54
100%	QMX Gold Inc.	CDC		2431003		25,3
100%	QMX Gold Inc.	CDC		2431004		0,12
100%	QMX Gold Inc.	CDC		2431005		48,96
100%	QMX Gold Inc.	CDC		2432917		2,58
100%	QMX Gold Inc.	CDC		2432908		57,54
100%	QMX Gold Inc.	CDC		2432870		57,54
100%	QMX Gold Inc.	CDC		2432918		47,17
100%	QMX Gold Inc.	CDC		2432887		38,6
100%	QMX Gold Inc.	CDC		2432876		25,23
100%	QMX Gold Inc.	CDC		2432874		1,34
100%	QMX Gold Inc.	CDC		2432868		46,34
100%	QMX Gold Inc.	CDC		2432894		1,17
100%	QMX Gold Inc.	CDC		2432860		57,53
100%	QMX Gold Inc.	CDC		2432839		57,53
100%	QMX Gold Inc.	CDC		2432873		57,52
100%	QMX Gold Inc.	CDC		2432923		57,52
100%	QMX Gold Inc.	CDC		2432911		57,53
100%	QMX Gold Inc.	CDC		2432906		57,52

Ownership	Owner		Title	Number	Hectares
100%	QMX Gold Inc.	CDC		2432905		42,65
100%	QMX Gold Inc.	CDC		2432899		57,52
100%	QMX Gold Inc.	CDC		2432886		54,38
100%	QMX Gold Inc.	CDC		2432880		15,46
100%	QMX Gold Inc.	CDC		2432842		34,4
100%	QMX Gold Inc.	CDC		2432872		34,35
100%	QMX Gold Inc.	CDC		2432867		57,53
100%	QMX Gold Inc.	CDC		2432861		20,57
100%	QMX Gold Inc.	CDC		2432859		20,11
100%	QMX Gold Inc.	CDC		2432854		34,54
100%	QMX Gold Inc.	CDC		2432853		57,52
100%	QMX Gold Inc.	CDC		2432849		57,52
100%	QMX Gold Inc.	CDC		2432845		57,53
100%	QMX Gold Inc.	CDC		2432921		57,54
100%	QMX Gold Inc.	CDC		2432877		34,44
100%	QMX Gold Inc.	CDC		2432891		57,52
100%	QMX Gold Inc.	CDC		2432900		57,52
100%	QMX Gold Inc.	CDC		2432901		18,3
100%	QMX Gold Inc.	CDC		2432909		18,38
100%	QMX Gold Inc.	CDC		2432841		21,66
100%	QMX Gold Inc.	CDC		2432883		57,51
100%	QMX Gold Inc.	CDC		2432910		24,58
100%	QMX Gold Inc.	CDC		2432864		18,35
100%	QMX Gold Inc.	CDC		2432871		56,37
100%	QMX Gold Inc.	CDC		2432882		43,41
100%	QMX Gold Inc.	CDC		2432881		0,47
100%	QMX Gold Inc.	CDC		2432879		13,95
100%	QMX Gold Inc.	CDC		2432869		57,52
100%	QMX Gold Inc.	CDC		2432852		0,71
100%	QMX Gold Inc.	CDC		2432847		43,5
100%	QMX Gold Inc.	CDC		2432840		57,51
100%	QMX Gold Inc.	CDC		2432838		57,52
100%	QMX Gold Inc.	CDC		2432875		0,7
55%	QMX Gold Inc.	CDC		2424265		12,06
55%	QMX Gold Inc.	CL		1743761		30
55%	QMX Gold Inc.	CL		1743762		18
55%	QMX Gold Inc.	CL		1743763		18
55%	QMX Gold Inc.	CDC		2433450		39,84
55%	QMX Gold Inc.	CL		1743764		10
55%	QMX Gold Inc.	CDC		2433455		41,07
55%	QMX Gold Inc.	CDC		2433446		51,28
55%	QMX Gold Inc.	CDC		2433466		15,59

	Ownership	Owner		Title	Number	Hectares
55%		QMX Gold Inc.	CDC		2433465		37,82
55%		QMX Gold Inc.	CDC		2433464		17,68
55%		QMX Gold Inc.	CDC		2433452		41,2
55%		QMX Gold Inc.	CDC		2433449		51,33
55%		QMX Gold Inc.	CDC		2431012		53,38
55%		QMX Gold Inc.	CDC		2431011		45,46
55%		QMX Gold Inc.	CDC		2433443		0,49
55%		QMX Gold Inc.	CDC		2433441		7,53
55%		QMX Gold Inc.	CDC		2433428		29,35
55%		QMX Gold Inc.	CDC		2433426		50,97
55%		QMX Gold Inc.	CDC		2433490		4,14
55%		QMX Gold Inc.	CDC		2433458		34,46
55%		QMX Gold Inc.	CDC		2433418		57,53
55%		QMX Gold Inc.	CDC		2424266		11,39
55%		QMX Gold Inc.	CDC		2424267		15,42
55%		QMX Gold Inc.	CDC		2433489		6,52
55%		QMX Gold Inc.	CDC		2424264		18,37
55%		QMX Gold Inc.	CDC		2275815		16,47
55%		QMX Gold Inc.	CDC		2275816		20,05
55%		QMX Gold Inc.	CDC		2433491		8,86
55%		QMX Gold Inc.	CDC		2433492		12,76
55%		QMX Gold Inc.	CDC		2433493		36,2
55%		QMX Gold Inc.	CDC		2433416		57,53
55%		QMX Gold Inc.	CDC		2433417		57,53
55%		QMX Gold Inc.	CDC		2433488		1,09
55%		QMX Gold Inc.	CDC		2433439		32,24
55%		QMX Gold Inc.	CDC		2433438		0,58
55%		QMX Gold Inc.	CDC		2433432		51,02
55%		QMX Gold Inc.	CDC		2433437		10,02
55%		QMX Gold Inc.	CDC		2433436		36,1
55%		QMX Gold Inc.	CDC		2433435		12,69
55%		QMX Gold Inc.	CDC		2433434		50,69
55%		QMX Gold Inc.	CDC		2433433		24,7
55%		QMX Gold Inc.	CDC		2433431		30,03
55%		QMX Gold Inc.	CDC		2433430		25,62
55%		QMX Gold Inc.	CDC		2433429		34,05
55%		QMX Gold Inc.	CDC		2433427		50,73
55%		QMX Gold Inc.	CDC		2433425		57,47
55%		QMX Gold Inc.	CDC		2433421		57,5
55%		QMX Gold Inc.	CDC		2433440		12,95
55%		QMX Gold Inc.	CDC		2433462		51,22
55%		QMX Gold Inc.	CDC		2433423		57,49

	Ownership	Owner		Title	Number	Hectares
55%		QMX Gold Inc.	CDC		2433456		28,28
55%		QMX Gold Inc.	CDC		2433422		57,49
55%		QMX Gold Inc.	CDC		2433444		4,45
55%		QMX Gold Inc.	CDC		2433420		57,48
55%		QMX Gold Inc.	CDC		2433463		40,27
55%		QMX Gold Inc.	CDC		2433461		26,16
55%		QMX Gold Inc.	CDC		2433460		53,29
55%		QMX Gold Inc.	CDC		2433467		50,86
55%		QMX Gold Inc.	CDC		2433457		34,2
55%		QMX Gold Inc.	CDC		2433442		57,47
55%		QMX Gold Inc.	CDC		2433454		57,48
55%		QMX Gold Inc.	CDC		2433453		47,68
55%		QMX Gold Inc.	CDC		2433451		11,18
55%		QMX Gold Inc.	CDC		2433448		21,01
55%		QMX Gold Inc.	CDC		2433447		19,76
55%		QMX Gold Inc.	CDC		2433445		1,97
55%		QMX Gold Inc.	CDC		2433459		30,29
55%		QMX Gold Inc.	CL		2042202		20
55%		QMX Gold Inc.	CL		1958272		19,6
55%		QMX Gold Inc.	CL		2543654		20
55%		QMX Gold Inc.	CL		2543652		20
55%		QMX Gold Inc.	CL		2543651		20
55%		QMX Gold Inc.	CL		2541424		20
55%		QMX Gold Inc.	CL		2541423		20
55%		QMX Gold Inc.	CL		3362432		20
55%		QMX Gold Inc.	CL		2042203		20
55%		QMX Gold Inc.	CL		3362431		54
55%		QMX Gold Inc.	CL		2042201		20
55%		QMX Gold Inc.	CL		1958302		16,8
55%		QMX Gold Inc.	CL		1958301		17,6
55%		QMX Gold Inc.	CL		1958274		18,4
55%		QMX Gold Inc.	CL		1958273		19,2
55%		QMX Gold Inc.	CDC		2433419		57,47
55%		QMX Gold Inc.	CDC		2433424		57,48
55%		QMX Gold Inc.	CL		2042204		20
55%		QMX Gold Inc.	CL		3362561		54
55%		QMX Gold Inc.	CDC		2433415		57,49
55%		QMX Gold Inc.	CDC		2433414		57,49
55%		QMX Gold Inc.	CL		1958271		20
55%		QMX Gold Inc.	CDC		2433413		57,49
55%		QMX Gold Inc.	CL		2543653		20
55%		QMX Gold Inc.	CL		3362562		20

Ownership	Owner		Title	Number	Hectares
55%	QMX Gold Inc.	CL		3362511		54
55%	QMX Gold Inc.	CL		3362552		20
55%	QMX Gold Inc.	CL		3362522		20
55%	QMX Gold Inc.	CL		3362512		20
55%	QMX Gold Inc.	CDC		2433412		57,5
55%	QMX Gold Inc.	CL		3362521		54
55%	QMX Gold Inc.	CL		3362551		54
55%	QMX Gold Inc.	CL		3362531		54
55%	QMX Gold Inc.	CL		3362532		20
55%	QMX Gold Inc.	CL		3362542		54
55%	QMX Gold Inc.	CL		3362543		20
100%	QMX Gold Inc.	CDC		2432884		57,54
100%	QMX Gold Inc.	CDC		2432862		47,11
100%	QMX Gold Inc.	CDC		2432866		34,28
100%	QMX Gold Inc.	CDC		2432858		1,98
100%	QMX Gold Inc.	CDC		2432856		30,1
100%	QMX Gold Inc.	CDC		2432863		55,17
100%	QMX Gold Inc.	CDC		2432924		30,29
100%	QMX Gold Inc.	CDC		2432915		12,29
100%	QMX Gold Inc.	CDC		2432914		20,06
100%	QMX Gold Inc.	CDC		2432907		17,59
100%	QMX Gold Inc.	CDC		2432902		0,97
100%	QMX Gold Inc.	CDC		2432889		37,19
100%	QMX Gold Inc.	CDC		2432893		22,07
100%	QMX Gold Inc.	CDC		2432919		23,71
100%	QMX Gold Inc.	CDC		2430989		53,55
100%	QMX Gold Inc.	CDC		2430849		57,54
100%	QMX Gold Inc.	CDC		2430848		57,54
100%	QMX Gold Inc.	CDC		2430991		57,05
100%	QMX Gold Inc.	CDC		2431117		57,5
100%	QMX Gold Inc.	CDC		2430852		57,53
100%	QMX Gold Inc.	CDC		2430990		57,25
100%	QMX Gold Inc.	CDC		2430782		57,55
100%	QMX Gold Inc.	CDC		2430988		55,26
100%	QMX Gold Inc.	CDC		2430987		42,9
100%	QMX Gold Inc.	CDC		2432878		38,13
100%	QMX Gold Inc.	CDC		2430968		54,06
100%	QMX Gold Inc.	CDC		2430786		57,54
100%	QMX Gold Inc.	CDC		2430781		57,55
100%	QMX Gold Inc.	CDC		2430783		57,55
100%	QMX Gold Inc.	CDC		2430784		57,55
100%	QMX Gold Inc.	CDC		2430846		57,54

Ownership	Owner		Title	Number	Hectares
100%	QMX Gold Inc.	CDC		2432843		38,08
100%	QMX Gold Inc.	CDC		2432846		38,04
100%	QMX Gold Inc.	CDC		2432855		51,36
100%	QMX Gold Inc.	CDC		2432896		42,06
100%	QMX Gold Inc.	CDC		2430986		18,06
100%	QMX Gold Inc.	CDC		2430787		57,54
100%	QMX Gold Inc.	CDC		2430857		57,53
100%	QMX Gold Inc.	CDC		2430788		57,54
100%	QMX Gold Inc.	CDC		2430985		0,01
100%	QMX Gold Inc.	CDC		2430789		57,54
100%	QMX Gold Inc.	CDC		2430790		57,54
100%	QMX Gold Inc.	CDC		2430791		57,54
100%	QMX Gold Inc.	CDC		2430853		57,53
100%	QMX Gold Inc.	CDC		2430854		57,53
100%	QMX Gold Inc.	CDC		2430856		57,53
100%	QMX Gold Inc.	CDC		2430858		57,53
100%	QMX Gold Inc.	CDC		2430972		0,02
100%	QMX Gold Inc.	CDC		2430984		40,12
100%	QMX Gold Inc.	CDC		2430976		44,23
100%	QMX Gold Inc.	CDC		2430975		41,52
100%	QMX Gold Inc.	CDC		2430855		57,53
100%	QMX Gold Inc.	CDC		2430973		2,63
100%	QMX Gold Inc.	CDC		2430952		29,21
100%	QMX Gold Inc.	CDC		2430971		1,14
100%	QMX Gold Inc.	CDC		2430970		6,19
100%	QMX Gold Inc.	CDC		2430969		4,11
100%	QMX Gold Inc.	CDC		2430953		33,28
100%	QMX Gold Inc.	CDC		2430974		0,06
100%	QMX Gold Inc.	CDC		2431007		35,75
100%	QMX Gold Inc.	CDC		2430882		57,51
100%	QMX Gold Inc.	CDC		2431010		39,15
100%	QMX Gold Inc.	CDC		2431009		55,26
100%	QMX Gold Inc.	CDC		2431008		47,65
100%	QMX Gold Inc.	CDC		2430851		57,52
100%	QMX Gold Inc.	CDC		2431039		3,16
100%	QMX Gold Inc.	CDC		2431023		36,1
100%	QMX Gold Inc.	CDC		2431022		30,63
100%	QMX Gold Inc.	CDC		2431006		45,43
100%	QMX Gold Inc.	CDC		2431019		1,67
100%	QMX Gold Inc.	CDC		2431037		41,59
100%	QMX Gold Inc.	CDC		2431038		13,39
100%	QMX Gold Inc.	CDC		2431021		29,1

Ownership	Owner		Title	Number	Hectares
100%	QMX Gold Inc.	CDC		2431020		49,98
100%	QMX Gold Inc.	CDC		2430977		11,13
100%	QMX Gold Inc.	CDC		2430996		0,37
100%	QMX Gold Inc.	CDC		2430983		34,82
100%	QMX Gold Inc.	CDC		2430886		57,54
100%	QMX Gold Inc.	CDC		2430877		57,54
100%	QMX Gold Inc.	CDC		2430798		57,53
100%	QMX Gold Inc.	CDC		2430794		57,54
100%	QMX Gold Inc.	CDC		2430793		57,54
100%	QMX Gold Inc.	CDC		2430792		57,54
100%	QMX Gold Inc.	CDC		2430997		4,78
100%	QMX Gold Inc.	CDC		2430804		57,53
100%	QMX Gold Inc.	CDC		2430795		57,54
100%	QMX Gold Inc.	CDC		2430994		54,74
100%	QMX Gold Inc.	CDC		2430965		2,68
100%	QMX Gold Inc.	CDC		2430964		8,78
100%	QMX Gold Inc.	CDC		2430797		57,53
100%	QMX Gold Inc.	CDC		2430979		51,83
100%	QMX Gold Inc.	CDC		2430966		0,06
100%	QMX Gold Inc.	CDC		2430978		53,38
100%	QMX Gold Inc.	CDC		2430785		57,55
100%	QMX Gold Inc.	CDC		2430980		51,47
100%	QMX Gold Inc.	CDC		2430981		51,75
100%	QMX Gold Inc.	CDC		2430982		13,25
100%	QMX Gold Inc.	CDC		2430992		13,19
100%	QMX Gold Inc.	CDC		2430993		44,28
100%	QMX Gold Inc.	CDC		2430796		57,53
100%	QMX Gold Inc.	CDC		2430961		10,64
100%	QMX Gold Inc.	CDC		2430780		57,55
100%	QMX Gold Inc.	CDC		2430779		57,55
100%	QMX Gold Inc.	CDC		2430778		57,55
100%	QMX Gold Inc.	CDC		2430967		45,11
100%	QMX Gold Inc.	CDC		2430962		11,34
100%	QMX Gold Inc.	CDC		2430960		9,97
100%	QMX Gold Inc.	CDC		2430959		10,74
100%	QMX Gold Inc.	CDC		2430958		32,66
100%	QMX Gold Inc.	CDC		2430957		37,59
100%	QMX Gold Inc.	CDC		2430956		35,74
100%	QMX Gold Inc.	CDC		2430777		57,55
100%	QMX Gold Inc.	CDC		2430963		10,75
100%	QMX Gold Inc.	CDC		2430954		32,71
100%	QMX Gold Inc.	CDC		2430955		35,48

Ownership	Owner		Title	Number	Hectares
100%	QMX Gold Inc.	CDC		2430803		57,53
100%	QMX Gold Inc.	CDC		2430999		49,26
100%	QMX Gold Inc.	CDC		2430805		57,52
100%	QMX Gold Inc.	CDC		2430880		57,53
100%	QMX Gold Inc.	CDC		2431017		33,56
100%	QMX Gold Inc.	CDC		2430810		57,52
100%	QMX Gold Inc.	CDC		2430809		57,52
100%	QMX Gold Inc.	CDC		2430808		57,52
100%	QMX Gold Inc.	CDC		2430881		57,52
100%	QMX Gold Inc.	CDC		2431049		51,35
100%	QMX Gold Inc.	CDC		2431027		55,47
100%	QMX Gold Inc.	CDC		2430883		57,51
100%	QMX Gold Inc.	CDC		2430806		57,52
100%	QMX Gold Inc.	CDC		2430807		57,52
100%	QMX Gold Inc.	CDC		2431057		13,07
100%	QMX Gold Inc.	CDC		2431069		46,46
100%	QMX Gold Inc.	CDC		2431058		31,8
100%	QMX Gold Inc.	CDC		2430835		57,48
100%	QMX Gold Inc.	CDC		2430834		57,48
100%	QMX Gold Inc.	CDC		2431070		38,05
100%	QMX Gold Inc.	CDC		2431056		20,33
100%	QMX Gold Inc.	CDC		2431055		56,2
100%	QMX Gold Inc.	CDC		2431054		32,29
100%	QMX Gold Inc.	CDC		2431053		0,68
100%	QMX Gold Inc.	CDC		2431043		7,52
100%	QMX Gold Inc.	CDC		2431042		23,39
100%	QMX Gold Inc.	CDC		2431041		25,77
100%	QMX Gold Inc.	CDC		2431040		6,01
100%	QMX Gold Inc.	CDC		2430833		57,48
100%	QMX Gold Inc.	CDC		2430888		57,53
100%	QMX Gold Inc.	CDC		2430887		57,53
100%	QMX Gold Inc.	CDC		2431002		40,51
100%	QMX Gold Inc.	CDC		2430847		57,53
100%	QMX Gold Inc.	CDC		2431013		19,31
100%	QMX Gold Inc.	CDC		2430878		57,53
100%	QMX Gold Inc.	CDC		2431001		35,04
100%	QMX Gold Inc.	CDC		2431000		30,13
100%	QMX Gold Inc.	CDC		2431018		15,03
100%	QMX Gold Inc.	CDC		2430799		57,53
100%	QMX Gold Inc.	CDC		2430850		57,53